Filed pursuant to Rule 424(b)(3)
Registration No. 333-275461

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated November 20, 2023)

Diebold Nixdorf, Incorporated

This prospectus supplement no. 1 supplements the prospectus, dated November 20, 2023, relating to up to 19,511,852 shares of our common stock, $0.01 par value per share (the “Common Stock”), which may be offered for sale by the selling stockholders identified in “Principal and Selling Stockholders” in the prospectus. This prospectus supplement no. 1 is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the prospectus and this prospectus supplement no. 1, you should rely on the information in this prospectus supplement no. 1.

Investing in the Common Stock involves risks. See “Risk Factors” beginning on page 3 of the prospectus.

This prospectus supplement no. 1 is filed for the purpose of including in the prospectus information contained in the attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on November 29, 2023.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 1 is December 14, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 28, 2023

Diebold Nixdorf, Incorporated

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-4879	34-0183970
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

50 Executive Parkway, P.O. Box 2520 Hudson, OH	44236
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (330) 490-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value per share	DBD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Director or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 28, 2023, holders (the “Consenting Majority Stockholders”) of a majority of the common stock, par value $0.01 per share (the “Common Stock”), of Diebold Nixdorf, Incorporated (the “Company”) delivered to the Company a written consent (the “Written Consent”) approving the adoption of an amendment (the “Plan Amendment”) to the Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan (the “2023 Plan”) to make certain changes to the 2023 Plan’s limits on non-employee director compensation.

The 2023 Plan previously provided that non-employee members of the Board of Directors of the Company (the “Board”) would not be granted more than (a) $1,000,000 in compensation for such service in the year in which they are first appointed or elected to serve on the Board and (b) $750,000 in compensation for such service in any other calendar year. The Plan Amendment deletes both limits on non-employee director compensation granted during the calendar year 2023 and provides that, beginning in calendar year 2024 and in each calendar year thereafter, in no event will any non-employee Board members in any calendar year be granted non-employee director compensation with an aggregate maximum value (measured as of the applicable date of grant, and calculating the value of any awards granted under the 2023 Plan, as amended by the Plan Amendment, based on the grant date fair value for financial reporting purposes) in excess of $750,000 for such calendar year, provided that such limit will not apply for the calendar year during which such non-employee Board member is first appointed or elected to the Board.

The Written Consent also approved the following non-employee director compensation (the “2023 Director Compensation”) to be provided in the form of cash compensation and equity grants to be made under the 2023 Plan as modified by the Plan Amendment:

•	Director cash retainer, paid quarterly in advance and effective as of October 1, 2023, at an annual rate of 100,000 per year;

•	Additional cash retainer, paid quarterly in advance and effective as of October 1, 2023, for the Chair of each of the chartered committees of the Board at an annual rate of $25,000 per year;

•	Additional cash retainer, paid quarterly in advance and effective as of October 1, 2023, for the non-executive Chairman of the Board at an annual rate of $100,000;

•

Grant of 40,000 restricted stock units, generally designed to vest ratably in annual installments over four years, subject to alternative vesting (in whole or in part) based on certain events including death, disability, requested resignation or a Company change in control, with a grant date determined by the Board, all as further described in the award agreement for such award; and

•

Grant of stock options with respect to 80,000 shares of the Common Stock (100,000 shares of Common Stock, in the case of the non-executive Chairman of the Board), generally designed to vest ratably in annual installments over four years, subject to alternative vesting (in whole or in part) based on certain events including death, disability, requested resignation or a Company change in control, subject to an exercise price of $30 per share and with a grant date determined by the Board, all as further described in the award agreement for such award.

The summary of the Plan Amendment in this Current Report on Form 8-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan Amendment, which is filed herewith as Exhibit 10.1 and is incorporated into this Item 5.02 by reference.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On November 28, 2023, there were a total of 37,566,668 shares of Common Stock issued and outstanding. Each share is entitled to one vote. As of November 28, 2023, the Consenting Majority Stockholders beneficially owned an aggregate of 19,446,502 shares of Common Stock, representing a majority of the outstanding shares. Accordingly, the Written Consent constituted approval of the adoption of the Plan Amendment and the 2023 Director Compensation by the Company’s stockholders.

The Company’s stockholders are entitled to notice of the taking of action by the Written Consent. The Company will file an Information Statement on Schedule 14C with the Securities and Exchange Commission and mail the Information Statement to the Company’s stockholders notifying them of the approval of the Plan Amendment and the 2023 Director Compensation. The Plan Amendment will become effective and the 2023 Director Compensation will be granted no earlier than the 20th calendar day after the Information Statement is first distributed and made available to the Company’s stockholders.

The information contained in Item 5.02 of this Current Report on Form 8-K is incorporated into this Item 5.07 by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

10.1	First Amendment to the Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Diebold Nixdorf, Incorporated

Date: November 29, 2023	By:	/s/ Elizabeth C. Radigan
Elizabeth C. Radigan
Executive Vice President, Chief Legal Officer and Corporate Secretary

Exhibit 10.1

DIEBOLD NIXDORF, INCORPORATED

FIRST AMENDMENT TO THE

DIEBOLD NIXDORF, INCORPORATED 2023 EQUITY AND INCENTIVE PLAN

This First Amendment to the Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan (this “Amendment”) was approved by the Board on September 22, 2023, and will be effective as of such subsequent date on which it is deemed approved by the Shareholders (the “Amendment Effective Date”). This Amendment will be effective for all Awards granted under the Plan on or after the Amendment Effective Date. Capitalized terms used but not defined in this Amendment have the respective meanings ascribed thereto in the Plan.

Prior to the Amendment Effective Date, the Company maintained and operated the Plan (effective as of August 11, 2023). Except as amended by this Amendment, the Plan shall remain in full force and effect in accordance with its terms. Effective as of the Amendment Effective Date, the Plan is amended by this Amendment as follows:

1.1    Amendment and Restatement of Article III, Section 3.2(b) of the Plan. Article III, Section 3.2(b) of the Plan is hereby amended and restated in its entirety as follows:

“(b)    Non-Employee Director Compensation Limit. Notwithstanding anything to the contrary contained in this Plan, in no event will any non-employee Director in any one calendar year (beginning in calendar year 2024 and in each calendar year thereafter) be granted compensation for such service having an aggregate maximum value (measured at the Date of Grant as applicable, and calculating the value of any Awards based on the grant date fair value for financial reporting purposes), in excess of $750,000 for such calendar year (provided that such limit shall not apply for the calendar year during which such non-employee Director is first appointed or elected to the Board).”

1.2    Interpretation of Amendment. The interpretation and construction by the Committee of any provision of this Amendment and any determination by the Committee pursuant to any provision of this Amendment shall be final and conclusive. No member of the Board or the Committee shall be liable for any such action or determination made in good faith.

1.3    Governing Law for Amendment. This Amendment shall be governed by and construed in accordance with the internal substantive laws of the State of Ohio, without regard to conflicts of law principles thereof.